

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Third Quarter 2016 Financial Results

2016 Third Quarter Highlights

- **Third quarter 2016 net loss was $9.0 million after recording $28.2 million in provision for loan losses, of which $25.4 million related to energy loans, including $19.2 million specific to energy loans transferred to held for sale**

- **Energy loans were reduced by $80.6 million during the third quarter 2016; additionally, $38.9 million in energy loans were transferred to held for sale and are expected to be sold during the fourth quarter 2016**

- **Since March 31, 2016, energy loans have been reduced by $147.7 million, or 53.3%, to $129.7 million, excluding loans held for sale**

- **The level of allowance for the Company's energy related loans equals 6.6%**

- **Pre-tax, pre-provision adjusted net income was $14.4 million for the third quarter 2016 compared to $10.5 million in the third quarter 2015, a 37.5% increase**

- **Total deposits increased to $3.3 billion in the third quarter 2016, up $108.6 million or 13.5% annualized from the second quarter 2016, driven by successfully executed deposit initiatives across the bank**

Houston, TX – October 28, 2016 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced results for its third quarter and nine months ended September 30, 2016. The Company reported a net loss for the quarter of $9.0 million, or ($0.25) per diluted common share, compared to net income of $4.1 million or $0.15 per diluted common share reported for the same period in 2015.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp, said, "We continued to make good progress reducing our energy loan portfolio and classified assets through the third quarter. Since we launched this initiative in April, we have resolved $108.8 million of energy production and oil field service loans, as well as $105.9 million of classified assets and purchased credit impaired loans. We have also moved $38.9 million in energy production loans to held-for-sale status and expect those sales to close through the fourth quarter. Once these transactions are complete, our energy reductions will total $147.7 million, representing a 53.3% reduction from March 31, 2016. This will leave the Bank with $129.6 million in energy production and oil field service loans, or 4.3% of the quarter-end portfolio."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank, commented, "Given the substantial progress that our MARS team has achieved through October, we are approaching the point where the end of our energy challenges are coming into focus and we can begin to wind down the MARS initiative. This is an important milestone for the bank, given the scope of resources required to execute the strategy. We will build on this momentum as we work to return the Bank back to organic growth in 2017."

Results of operations for the quarter ended September 30, 2016

Net loss for the quarter ended September 30, 2016 was $9.0 million, compared with net income of $4.1 million for the same period in 2015. Net loss per diluted common share was ($0.25) for the quarter ended September 30, 2016, compared with net income per diluted common share was $0.15 for the same period in 2015. The decrease in net income was principally due to an increase in provision for loan losses primarily related to energy exposure. Returns on average assets and average common equity, each on an annualized basis, for the three months ended September 30, 2016 were (0.92%) and (8.23%), respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 61.92% for the three months ended September 30, 2016.

Net interest income before provision for loan losses for the quarter ended September 30, 2016 was $33.7 million, an increase of $12.5 million, or 59.1%, compared with $21.2 million during the same period in 2015. The increase was primarily due to a $15.3 million increase in interest income on loans due to a 64.8% increase in average loan volume largely driven by the Patriot acquisition. The net interest margin for the quarter ended September 30, 2016 was 3.62%, compared with 3.63% for the same period in 2015. Average noninterest-bearing deposits for the quarter ended September 30, 2016 were $609.6 million, an increase of $127.6 million compared with the same period in 2015, and an increase of $16.9 million compared to the quarter ended June 30, 2016. Average shareholders' equity for the quarter ended September 30, 2016 was $434.6 million, an increase of $133.3 million compared with the same period in 2015, and a decrease of $839 thousand compared to the quarter ended June 30, 2016.

Net interest income before provision for loan losses for the quarter ended September 30, 2016 increased 0.4% or $134 thousand to $33.7 million, compared with $33.5 million for the quarter ended June 30, 2016. The net interest margin for the quarter ended September 30, 2016 of 3.62% decreased from 3.74% for the quarter ended June 30, 2016 primarily due to a $147.7 million or 121.9%, increase in interest earning deposits with financial institutions, with a yield of 0.51%. The increase in funds is due to a $103.3 million increase in average deposits and a $28.1 million decrease in average loans for the quarter.

Noninterest income for the quarter ended September 30, 2016 was $4.1 million, an increase of $1.2 million, or 42.5%, compared with $2.9 million for the same period in 2015. This increase was primarily due to a $656 thousand increase in customer service fees, $374 thousand increase in swap income, $183 thousand increase in bank owned life insurance and a $126 thousand increase in loan fees, offset by a $113 thousand decrease in gain on sale of loans held for sale. When comparing the quarter ended September 30, 2016 to the quarter ended June 30, 2016, noninterest income increased $309 thousand, or 8.2%, from $3.8 million, primarily due to a $110 thousand increase in the gain on sale of the guaranteed portion of loans, a $87 thousand increase in loan fees and a $76 thousand increase in customer service fees.

Noninterest expense for the quarter ended September 30, 2016 was $23.4 million, an increase of $9.0 million, or 62.7%, compared with $14.4 million for the same period in 2015. The increase was primarily due to increases related to ongoing acquired Patriot operations and expenses related to the MARS program of approximately $3.0 million. When comparing the quarter ended September 30, 2016 to the quarter ended June 30, 2016, noninterest expense increased 13.1%, or $2.7 million, from $20.7 million, primarily due to the previously mentioned MARS program expenses. Noninterest expense for the quarter included expenses related to the MARS program of $2.1 million in write-downs, loss on sale and other expenses related to real estate acquired by foreclosure and $951 thousand of legal, administrative and other loan expenses.

Loans held for investment at September 30, 2016 were $3.0 billion, an increase of $1.0 billion, or 53.7%, compared with $2.0 billion at September 30, 2015, primarily due to the Patriot acquisition, which was finalized at the beginning of the fourth quarter 2015. Loans held for investment at September 30, 2016 decreased $141.8 million, or 4.4%, from June 30, 2016, primarily due to the resolution of loans through the MARS program, including a $113.3 million reduction in energy loans held for investment. Average loans held for investment increased 64.8% or $1.3 billion to $3.2 billion for the quarter ended September 30, 2016, compared with $1.9 billion for the same period in 2015. Average loans held for investment for the quarter ended September 30, 2016 decreased 0.9% or $28.1 million from the quarter ended June 30, 2016.

Loans held for sale at September 30, 2016 were $38.9 million, an increase of $38.7 million compared with $192 thousand at September 30, 2015, and an increase of $32.6 million compared with $6.3 million at June 30, 2016. These increases were primarily due to the transfer of energy loans during the quarter ended September 30, 2016 that are expected to close during the fourth quarter 2016.

Deposits at September 30, 2016 were $3.3 billion, an increase of $1.4 billion, or 70.8%, compared to September 30, 2015, primarily due to the Patriot acquisition and continued opportunities for our portfolio bankers to generate deposit growth within our target markets. Deposits at September 30, 2016 increased $108.6 million or 3.4% from June 30, 2016 due primarily to increases in money market accounts, interest bearing transaction accounts and noninterest bearing demand accounts resulting from the Company's deposit attraction and retention initiatives. Noninterest-bearing deposits at September 30, 2016 were $618.4 million, an increase of $119.3 million, or 23.9%, compared to September 30, 2015 and an increase of $35.1 million, or 6.0%, compared to June 30, 2016. Average deposits increased 72.0% or $1.4 billion to $3.3 billion for the quarter ended September 30, 2016, compared with the same period of 2015. Average noninterest bearing deposits for the quarter ended September 30, 2016 were $609.6 million, an increase of $127.6 million, or 26.5%, compared with the same period in 2015, and an increase of $16.9 million, or 2.9%, compared with the quarter ended June 30, 2016.

Results of operations for the nine months ended September 30, 2016

Net loss for the nine months ended September 30, 2016 was $3.5 million, compared with net income of $12.9 million for the same period in 2015. Net loss per diluted common share was ($0.10) for the nine months ended September 30, 2016, compared with net income per diluted common share of $0.49 for the same period in 2015. The decrease in net income was principally due to the increase in provision for loan losses of $49.8 million when comparing the two periods. Returns on average assets and average common equity, each on an annualized basis, for the nine months ended September 30, 2016 were (0.12%) and (1.07%), respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 56.0% for the nine months ended September 30, 2016.

Net interest income before provision for loan losses for the nine months ended September 30, 2016, was $101.4 million an increase of $38.8 million, or 62.0%, compared with $62.6 million during the same period in 2015. The increase was primarily due to a 71.1% increase in average loan volume largely driven by the Patriot acquisition. The net interest margin for the nine months ended September 30, 2016 decreased to 3.74%, compared with 3.79% for the same period in 2015. Average noninterest-bearing deposits for the nine months ended September 30, 2016 were $599.1 million, an increase of $131.0 million compared with the same period in 2015. Average shareholders' equity for the nine months ended September 30, 2016 was $440.0 million, an increase of $143.5 million compared with the same period in 2015.

Noninterest income for the nine months ended September 30, 2016 was $12.0 million, an increase of $4.1 million, or 52.0%, compared with $7.9 million for the same period in 2015. This increase was primarily due to a $1.7 million increase in customer service fees, a $931 thousand increase in swap income, a $539 thousand increase in bank owned life insurance income, and a $502 thousand increase in loan fees, all primarily due to the Patriot acquisition, and a $451 thousand increase in gain on sale of guaranteed portion of loans, offset by a $304 thousand decrease in gain on sale of loans held for sale.

Noninterest expense for the nine months ended September 30, 2016, was $63.5 million, an increase of $18.8 million, or 42.1%, compared with $44.7 million for the same period in 2015. The increase was primarily due to increases related to ongoing acquired Patriot operations and expenses related to the MARS program.

Average loans held for investment increased 71.1% or $1.4 billion to $3.2 billion for the nine months ended September 30, 2016, compared with $1.8 billion for the same period in 2015. Average deposits increased 66.0% or $1.3 million to $3.1 billion for the nine months ended September 30, 2016, compared with the same period of 2015. These increases were principally due to the Patriot acquisition and growth generated by the portfolio bankers.

Asset Quality

Nonperforming assets totaled $130.1 million or 3.31% of period end total assets at September 30, 2016, an increase of $93.8 million compared to $36.3 million or 1.50% of period end total assets at September 30, 2015. The increase was due to energy-related migration to nonperforming, the nonperforming loans and real estate acquired through foreclosure that was acquired through the Patriot acquisition and subsequent migration in the acquired portfolio. Nonperforming assets at September 30, 2016 increased by $36.6 million compared to $93.5 million or 2.44% of period end total assets at June 30, 2016 primarily due to migration to nonperforming in the acquired and energy portfolios. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $5.4 million at September 30, 2016, compared with $6.0 million at September 30, 2015 and $5.5 million at June 30, 2016. Real estate acquired through foreclosure totaled $2.8 million at September 30, 2016, an increase of $1.1 million, or 68.2% compared to September 30, 2015 and a decrease of $3.4 million, or 54.9% compared to June 30, 2016.

The allowance for loan losses was 1.18% of total loans at September 30, 2016, compared with 1.05% of total loans at September 30, 2015 and 1.49% of total loans at June 30, 2016. The increase in the allowance for loan losses as a percentage of total loans when compared to September 30, 2015 was due primarily to an increase in both specific reserves and general reserves. The decrease in the percentage from the prior quarter was primarily due to the reduction in specific reserves related to charge-offs in the energy portfolio and the transfer to loans held for sale. At September 30, 2016, the Company's allowance for loans losses to total loans, excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30, was 1.67%. Further, the allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 1.62% as of September 30, 2016.

The Company recorded a provision for loan losses of $28.2 million for the quarter ended September 30, 2016 up from the $11.0 million provision for the loan losses recorded for the quarter ended June 30, 2016. The third quarter provision includes $19.2 million in reserves related to write downs of energy loans that were transferred to held for sale and $8.8 million in specific reserves added for loans placed on non-accrual during the period, of which $6.1 million is related to energy loans. The provision for loan losses was $55.2 million for the nine months ended September 30, 2016, compared with $5.4 million for the nine months ended September 30, 2015.

Net charge-offs were $39.7 million for the quarter ended September 30, 2016, compared with net charge offs of $3.3 million for the quarter ended June 30, 2016, and net charge offs of $622 thousand for the quarter ended September 30, 2015. Net charge-offs for the quarter ended September 30, 2016, included $35.9 million related to energy loans that were transferred to held for sale and $3.3 million related to the disposition of other MARS loans. Net charge-offs were $52.2 million, or 1.65% of average loans outstanding, for the nine months ended September 30, 2016, compared with net charge offs of $245 thousand, or 0.01% of average loans outstanding for the nine months ended September 30, 2015.

Managed Asset Reduction Strategy ("MARS")

As previously announced, the Company has initiated a strategy to divest its portfolio of energy loans and certain other classified assets on an accelerated basis, which began early in the second quarter of 2016. A team of eight workout professionals who report to the Company's Corporate Chief Credit Officer have been assigned to focus solely on the resolution of the MARS portfolio. The MARS team will take a multifaceted approach to reducing the portfolio through the use of proven management and disposition techniques.

During the third quarter of 2016, the Company resolved $80.6 million in energy related loans and transferred $38.9 million in energy related loans to held for sale.

Total energy loans have been reduced to $168.6 million, comprised of $129.7 million in loans held for investment and $38.9 million in loans held for sale, at September 30, 2016 from $292.6 million at December 31, 2015.

Acquisition of Patriot Bancshares, Inc.

On October 1, 2015, Green Bancorp completed the acquisition of Patriot Bancshares, Inc. ("Patriot") and its wholly-owned subsidiary, Patriot Bank. Patriot, headquartered in Houston, TX, operated six locations in Houston, two in Dallas and one in Fannin County, Texas. As of September 30, 2015, Patriot, on a consolidated basis, reported total assets of $1.4 billion, total loans of $1.1 billion, total deposits of $1.1 billion and total shareholders' equity of $125.2 million.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, allowance for loan losses to total loans excluding acquired loans, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount, selected metrics excluding one-time acquisition expenses and pre-tax, pre-provision adjusted net income. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, October 28, 2016, to discuss its third quarter 2016 results at 8:30 a.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Third Quarter 2016 Earnings Conference Call. A replay will be available starting at 11:30 am (Eastern Time) on October 28, 2016 and can be accessed by dialing 1-844-512-2921, or for international callers, 1-412-317-6671. The passcode for the replay is 13646643. The replay will be available until 11:59 pm (Eastern Time) on November 4, 2016.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's website at www.greenbank.com. Green Bancorp uses its website as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's website and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: difficulties and delays in integrating the Green Bancorp and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
			(Dollars in thousands)		
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 313,366	$ 199,950	$ 171,421	$ 124,906	$ 96,451
Securities	318,289	237,029	302,838	318,151	249,558
Other investments	18,621	18,586	24,744	20,986	16,977
Loans held for sale	38,934	6,253	-	384	192
Loans held for investment	3,047,618	3,189,436	3,168,183	3,130,669	1,982,280
Allowance for loan losses	(35,911)	(47,420)	(39,714)	(32,947)	(20,724)
Goodwill	85,291	85,291	85,291	85,291	30,129
Core deposit intangibles, net	10,356	10,758	11,160	11,562	3,704
Real estate acquired through foreclosure	2,801	6,216	9,230	12,122	1,665
Premises and equipment, net	26,164	26,706	27,252	27,736	24,766
Other assets	104,307	94,642	89,004	87,297	30,989
Total assets	$ 3,929,836	$ 3,827,447	$ 3,849,409	$ 3,786,157	$ 2,415,987
Noninterest-bearing deposits	$ 618,408	$ 583,347	$ 592,690	$ 643,354	$ 499,101
Interest-bearing transaction and savings deposits	1,304,547	1,208,960	1,069,931	1,104,630	792,957
Certificates and other time deposits	1,392,944	1,414,954	1,394,398	1,352,764	649,082
Total deposits	3,315,899	3,207,261	3,057,019	3,100,748	1,941,140
Securities sold under agreements to repurchase	2,855	3,227	3,544	3,073	3,080
Other borrowed funds	150,000	150,000	328,968	223,265	158,893
Subordinated debentures	13,502	13,397	13,292	13,187	-
Other liabilities	21,365	18,621	15,676	16,482	9,645
Total liabilities	3,503,621	3,392,506	3,418,499	3,356,755	2,112,758
Shareholders' equity	426,215	434,941	430,910	429,402	303,229
Total liabilities and equity	$ 3,929,836	$ 3,827,447	$ 3,849,409	$ 3,786,157	$ 2,415,987

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 37,897	$ 37,711	$ 37,345	$ 37,693	$ 22,601	$ 112,953	$ 66,512
Securities	989	988	1,081	1,079	809	3,058	2,525
Other investments	199	205	173	119	111	577	334
Federal funds sold	1	1	1	2	-	3	-
Deposits in financial institutions	346	157	124	104	78	627	186
Total interest income	39,432	39,062	38,724	38,997	23,599	117,218	69,557
Interest expense:							
Transaction and savings deposits	1,537	1,312	1,150	1,030	696	3,999	2,073
Certificates and other time deposits	3,791	3,702	2,763	2,505	1,651	10,256	4,732
Subordinated debentures	246	243	237	227	-	726	-
Other borrowed funds	183	264	346	228	90	793	151
Total interest expense	5,757	5,521	4,496	3,990	2,437	15,774	6,956
Net interest income	33,675	33,541	34,228	35,007	21,162	101,444	62,601
Provision for loan losses	28,200	11,000	16,000	12,500	3,054	55,200	5,364
Net interest income after provision for loan losses	5,475	22,541	18,228	22,507	18,108	46,244	57,237
Noninterest income:							
Customer service fees	1,523	1,447	1,404	1,278	867	4,374	2,647
Loan fees	806	719	699	647	680	2,224	1,722
Gain on sale of available-for-sale securities, net	-	-	-	772	-	-	-
Gain on sale of held for sale loans, net	-	-	41	60	113	41	345
Gain on sale of guaranteed portion of loans, net	968	858	1,138	971	908	2,964	2,513
Other	794	758	873	548	303	2,425	684
Total noninterest income	4,091	3,782	4,155	4,276	2,871	12,028	7,911
Noninterest expense:							
Salaries and employee benefits	11,925	11,461	11,979	11,913	8,562	35,365	26,197
Occupancy	2,194	2,035	2,030	2,743	1,332	6,259	4,354
Professional and regulatory fees	2,180	2,435	1,922	1,863	1,988	6,537	7,060
Data processing	921	945	970	1,261	610	2,836	1,837
Software license and maintenance	580	528	476	738	352	1,584	1,106
Marketing	283	301	298	331	160	882	460
Loan related	1,287	801	243	628	185	2,331	557
Real estate acquired by foreclosure, net	2,105	381	300	352	339	2,786	734
Other	1,908	1,788	1,269	1,643	844	4,965	2,401
Total noninterest expense	23,383	20,675	19,487	21,472	14,372	63,545	44,706
Income (loss) before income taxes	(13,817)	5,648	2,896	5,311	6,607	(5,273)	20,442
Provision (benefit) for income taxes	(4,831)	2,017	1,057	2,738	2,528	(1,757)	7,576
Net income (loss)	$ (8,986)	$ 3,631	$ 1,839	$ 2,573	$ 4,079	$ (3,516)	$ 12,866

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and For the Quarter Ended					As of and For the Nine Months Ended	
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
	(Dollars in thousands, except per share data)						
Per Share Data (Common Stock):							
Basic earnings (loss) per common share	$ (0.25)	$ 0.10	$ 0.05	$ 0.07	$ 0.16	$ (0.10)	$ 0.49
Diluted earnings (loss) per share	(0.25)	0.10	0.05	0.07	0.15	(0.10)	0.49
Book value per common share	11.62	11.88	11.77	11.67	11.54	11.62	11.54
Tangible book value per common share [1]	9.01	9.25	9.14	9.04	10.25	9.01	10.25
Common Stock Data:							
Shares outstanding at period end	36,683	36,620	36,610	36,788	26,277	36,683	26,277
Weighted average basic shares outstanding for the period	36,657	36,613	36,706	36,623	26,274	36,659	26,215
Weighted average diluted shares outstanding for the period	36,657	36,613	36,709	36,854	26,551	36,659	26,481
Selected Performance Metrics:							
Return on average assets	(0.92)%	0.38 %	0.20 %	0.27 %	0.68 %	(0.12)%	0.75 %
Return on average equity	(8.23)	3.35	1.68	2.38	5.37	(1.07)	5.80
Efficiency ratio	61.92	55.39	50.77	54.66	59.80	56.00	63.40
Loans to deposits ratio	91.91	99.44	103.64	100.96	102.12	91.91	102.12
Noninterest expense to average assets	2.39	2.19	2.08	2.27	2.38	2.22	2.61
Capital Ratios:							
Average shareholders' equity to average total assets	11.2 %	11.4 %	11.7 %	11.4 %	12.6 %	11.5 %	12.9 %
Tier 1 capital to average assets (leverage)	9.1	9.6	9.5	9.6	11.4	9.1	11.4
Common equity tier 1 capital	9.5	9.5	9.4	9.6	12.2	9.5	12.2
Tier 1 capital to risk-weighted assets	9.8	9.8	9.7	10.0	12.2	9.8	12.2
Total capital to risk-weighted assets	10.9	11.1	10.8	10.9	13.1	10.9	13.1
Tangible common equity to tangible assets (1)	8.6	9.1	8.9	9.0	11.3	8.6	11.3
Selected Other Metrics:							
Number of full time equivalent employees	371	359	353	353	258	371	258
Number of portfolio bankers	71	67	61	63	52	71	52
Period end actual loan portfolio average per portfolio banker	$ 40,420	$ 42,906	$ 49,823	$ 46,822	$ 36,601	$ 40,420	$ 36,601
Period end target loan portfolio average per portfolio banker	$ 59,400	$ 60,762	$ 60,738	$ 60,584	$ 52,299	$ 59,400	$ 52,299
Estimated remaining capacity to target loan portfolio size	31.95 %	29.39 %	17.97 %	22.72 %	30.02 %	31.95 %	30.02 %

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[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	September 30, 2016			June 30, 2016			September 30, 2015		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
				(Dollars in thousands)					
Assets									
Interest-Earning Assets:									
Loans	$ 3,161,987	$ 37,897	4.77 %	$ 3,188,438	$ 37,711	4.76 %	$ 1,918,999	$ 22,601	4.67 %
Securities	249,174	989	1.58	267,019	988	1.49	257,930	809	1.24
Other investments	18,593	199	4.26	24,542	205	3.36	15,909	111	2.77
Federal funds sold	785	1	0.51	1,166	1	0.34	959	-	-
Interest earning deposits in financial institutions	268,756	346	0.51	121,096	157	0.52	117,465	78	0.26
Total interest-earning assets	3,699,295	39,432	4.24 %	3,602,261	39,062	4.36 %	2,311,262	23,599	4.05 %
Allowance for loan losses	(47,534)			(42,020)			(18,892)		
Noninterest-earning assets	242,366			243,591			103,186		
Total assets	$ 3,894,127			$ 3,803,832			$ 2,395,556		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 1,253,333	$ 1,537	0.49 %	$ 1,151,728	$ 1,312	0.46 %	$ 769,454	$ 696	0.36 %
Certificates and other time deposits	1,409,269	3,791	1.07	1,424,437	3,702	1.05	651,334	1,651	1.01
Securities sold under agreements to repurchase	3,158	1	0.13	3,680	1	0.11	7,483	3	0.16
Other borrowed funds	150,000	182	0.48	165,776	263	0.64	174,531	87	0.20
Subordinated debentures	13,451	246	7.28	13,346	243	7.32	-	-	-
Total interest-bearing liabilities	2,829,211	5,757	0.81 %	2,758,967	5,521	0.80 %	1,602,802	2,437	0.60 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	609,553			592,649			481,947		
Other liabilities	20,743			16,757			9,437		
Total liabilities	3,459,507			3,368,373			2,094,186		
Shareholders' equity	434,620			435,459			301,370		
Total liabilities and shareholders' equity	$ 3,894,127			$ 3,803,832			$ 2,395,556		
Net interest rate spread			3.43 %			3.56 %			3.45 %
Net interest income and margin[1]		$ 33,675	3.62 %		$ 33,541	3.74 %		$ 21,162	3.63 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

| | For the Nine Months Ended September 30, | | | | | |
| | 2016 | | | 2015 | | |
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
			(Dollars in thousands)			
Assets						
Interest-Earning Assets:						
Loans	$ 3,158,391	$ 112,953	4.78 %	$ 1,846,618	$ 66,512	4.82 %
Securities	276,252	3,058	1.48	252,673	2,525	1.34
Other investments	21,865	577	3.52	12,115	334	3.69
Federal funds sold	1,483	3	0.27	869	-	-
Interest earning deposits in financial institutions	161,976	627	0.52	93,393	186	0.27
Total interest-earning assets	3,619,967	117,218	4.33 %	2,205,668	69,557	4.22 %
Allowance for loan losses	(40,902)			(17,699)		
Noninterest-earning assets	243,657			104,959		
Total assets	$ 3,822,722			$ 2,292,928		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand and savings deposits	$ 1,157,704	$ 3,999	0.46 %	$ 777,438	$ 2,073	0.36 %
Certificates and other time deposits	1,392,152	10,256	0.98	650,959	4,732	0.97
Securities sold under agreements to repurchase	3,651	4	0.15	11,430	13	0.15
Other borrowed funds	198,693	789	0.53	80,276	138	0.23
Subordinated debentures	13,347	726	7.27	-	-	-
Total interest-bearing liabilities	2,765,547	15,774	0.76 %	1,520,103	6,956	0.61 %
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	599,120			468,119		
Other liabilities	18,062			8,236		
Total liabilities	3,382,729			1,996,458		
Shareholders' equity	439,993			296,470		
Total liabilities and shareholders' equity	$ 3,822,722			$ 2,292,928		
Net interest rate spread			3.57 %			3.61 %
Net interest income and margin[1]		$ 101,444	3.74 %		$ 62,601	3.79 %

---

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
Average yield on interest-earning assets:					
Loans, including fees	4.77 %	4.76 %	4.81 %	4.91 %	4.67 %
Securities	1.58	1.49	1.39	1.26	1.24
Other investments	4.26	3.36	3.09	2.04	2.77
Federal funds sold	0.51	0.34	0.16	0.16	-
Interest-earning deposits in financial institutions	0.51	0.52	0.53	0.32	0.26
Total interest-earning assets	4.24 %	4.36 %	4.38 %	4.37 %	4.05 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.49 %	0.46 %	0.43 %	0.38 %	0.36 %
Certificates and other time deposits	1.07	1.05	0.83	0.77	1.01
Other borrowed funds	0.48	0.63	0.49	0.33	0.20
Subordinated debentures	7.28	7.32	7.20	6.94	-
Total interest-bearing liabilities	0.81 %	0.80 %	0.67 %	0.59 %	0.60 %
Net interest rate spread	3.43 %	3.56 %	3.71 %	3.77 %	3.45 %
Net interest margin [1]	3.62 %	3.74 %	3.87 %	3.92 %	3.63 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
Average yield on loans, excluding fees [2]	4.20 %	4.29 %	4.29 %	4.22 %	4.37 %
Average cost of interest-bearing deposits	0.80	0.78	0.65	0.59	0.66
Average cost of total deposits, including noninterest-bearing	0.65	0.64	0.52	0.46	0.49

[2] Average yield on loans, excluding fees, is equal to loan interest income divided by average loan principal.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Sep 30, 2016		Jun 30, 2016		Mar 31, 2016		Dec 31, 2015		Sep 30, 2015	
					(Dollars in thousands)					
Period End Balances										
Commercial & industrial	$ 1,004,414	33.0 %	$ 1,128,541	35.4 %	$ 1,130,710	35.7 %	$ 1,206,452	38.5 %	$ 820,337	41.4 %
Real Estate:										
Owner occupied commercial	387,032	12.7	366,587	11.5	367,507	11.6	353,889	11.3	183,224	9.2
Commercial	1,109,642	36.4	1,078,434	33.8	1,020,399	32.2	904,115	28.9	483,628	24.4
Construction, land & land development	278,323	9.1	334,925	10.5	356,207	11.2	358,813	11.5	252,206	12.8
Residential mortgage	256,840	8.4	270,337	8.5	280,236	8.9	293,483	9.4	230,796	11.6
Consumer and Other	11,367	0.4	10,612	0.3	13,124	0.4	13,917	0.4	12,089	0.6
Total loans held for investment	$ 3,047,618	100.0 %	$ 3,189,436	100.0 %	$ 3,168,183	100.0 %	$ 3,130,669	100.0 %	$ 1,982,280	100.0 %
Deposits:										
Noninterest-bearing	$ 618,408	18.6 %	$ 583,347	18.2 %	$ 592,690	19.4 %	$ 643,354	20.7 %	$ 499,101	25.7 %
Interest-bearing transaction	171,457	5.2	164,584	5.1	178,470	5.8	172,737	5.6	132,604	6.8
Money market	1,019,901	30.8	926,159	28.9	760,992	24.9	793,808	25.6	604,912	31.2
Savings	113,189	3.4	118,217	3.7	130,469	4.3	138,085	4.5	55,441	2.9
Certificates and other time deposits	1,392,944	42.0	1,414,954	44.1	1,394,398	45.6	1,352,764	43.6	649,082	33.4
Total deposits	$ 3,315,899	100.0 %	$ 3,207,261	100.0 %	$ 3,057,019	100.0 %	$ 3,100,748	100.0 %	$ 1,941,140	100.0 %
Loan to Deposit Ratio	91.9 %		99.4 %		103.6 %		101.0 %		102.1 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended					As of and for the Nine Months Ended	
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 84,491	$ 66,628	$ 49,264	$ 37,541	$ 22,762	$ 84,491	$ 22,762
Accruing loans 90 or more days past due	3,664	14,320	12,147	52	4,233	3,664	4,233
Restructured loans—nonaccrual	8,961	853	1,270	1,464	1,623	8,961	1,623
Restructured loans—accrual	5,378	5,469	5,616	5,988	6,048	5,378	6,048
Total nonperforming loans	102,494	87,270	68,297	45,045	34,666	102,494	34,666
Nonperforming loans held for sale	24,773	-	-	-	-	24,773	-
Real estate acquired through foreclosure	2,801	6,216	9,230	12,122	1,665	2,801	1,665
Total nonperforming assets	$ 130,068	$ 93,486	$ 77,527	$ 57,167	$ 36,331	$ 130,068	$ 36,331
Charge-offs:							
Commercial and industrial	$ (37,789)	$ (3,336)	$ (9,880)	$ (362)	$ (981)	$ (51,005)	$ (2,285)
Owner occupied commercial real estate	(978)	(177)	-	-	-	(1,155)	-
Commercial real estate	(492)	-	-	-	-	(492)	-
Residential mortgage	(512)	-	(6)	(22)	(41)	(518)	(41)
Other consumer	(54)	(37)	(20)	(17)	(12)	(111)	(129)
Total charge-offs	(39,825)	(3,550)	(9,906)	(401)	(1,034)	(53,281)	(2,455)
Recoveries:							
Commercial and industrial	$ 37	$ 175	$ 582	$ 94	$ 331	$ 794	$ 2,091
Owner occupied commercial real estate	17	-	-	-	-	17	-
Commercial real estate	-	-	-	1	75	-	76
Construction, land & land development	6	47	26	5	-	79	-
Residential mortgage	45	20	57	14	4	122	22
Other consumer	11	14	8	10	2	33	21
Total recoveries	116	256	673	124	412	1,045	2,210
Net charge-offs	$ (39,709)	$ (3,294)	$ (9,233)	$ (277)	$ (622)	$ (52,236)	$ (245)
Allowance for loan losses at end of period	$ 35,911	$ 47,420	$ 39,714	$ 32,947	$ 20,724	$ 35,911	$ 20,724
Asset Quality Ratios:							
Nonperforming assets to total assets	3.31 %	2.44 %	2.01 %	1.51 %	1.50 %	3.31 %	1.50 %
Nonperforming loans to total loans	3.36	2.74	2.16	1.44	1.75	3.36	1.75
Total classified assets to total regulatory capital	54.12	49.03	50.93	37.59	28.19	54.12	28.19
Allowance for loan losses to total loans	1.18	1.49	1.25	1.05	1.05	1.18	1.05
Net charge-offs to average loans outstanding	1.26	0.10	0.30	0.01	0.03	1.65	0.01

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 426,215	$ 434,941	$ 430,910	$ 429,402	$ 303,229
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	30,129
Core deposit intangibles	10,356	10,758	11,160	11,562	3,704
Tangible common equity	$ 330,568	$ 338,892	$ 334,459	$ 332,549	$ 269,396
Common shares outstanding [1]	36,683	36,620	36,610	36,788	26,277
Book value per common share [1]	$ 11.62	$ 11.88	$ 11.77	$ 11.67	$ 11.54
Tangible book value per common share [1]	$ 9.01	$ 9.25	$ 9.14	$ 9.04	$ 10.25

---

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 792,619 as of Sep 30, 2016; 785,352 as of Jun 30, 2016; 874,466 as of Mar 31, 2016; 875,007 as of Dec 31, 2015; and 939,576 as of Sep 30, 2015.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
			(Dollars in thousands)		
Tangible Common Equity					
Total shareholders' equity	$ 426,215	$ 434,941	$ 430,910	$ 429,402	$ 303,229
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	30,129
Core deposit intangibles	10,356	10,758	11,160	11,562	3,704
Tangible common equity	$ 330,568	$ 338,892	$ 334,459	$ 332,549	$ 269,396
Tangible Assets					
Total assets	$ 3,929,836	$ 3,827,447	$ 3,849,409	$ 3,786,157	$ 2,415,987
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	30,129
Core deposit intangibles	10,356	10,758	11,160	11,562	3,704
Tangible assets	$ 3,834,189	$ 3,731,398	$ 3,752,958	$ 3,689,304	$ 2,382,154
Tangible Common Equity to Tangible Assets	8.6 %	9.1 %	8.9 %	9.0 %	11.3 %

Allowance for Loan Losses to Total Loans excluding Acquired Loans. The allowance for loan losses to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total loans excluding acquired loans as total loans less the fair value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (b) allowance for loan losses to total loans excluding acquired loans as the allowance for loan losses divided by total loans excluding acquired loans (as described in clause (a)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, allowance for loan losses to total loans excluding acquired loans:

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	(Dollars in thousands)				
Allowance for loan losses	$ 35,911	$ 47,420	$ 39,714	$ 32,947	$ 20,724
Total loans excluding acquired loans					
Total loans	$ 3,047,618	$ 3,189,436	$ 3,168,183	$ 3,130,669	$ 1,982,280
Less: Fair value of acquired loans accounted for under ASC Topics 310-20 and 310-30	895,559	974,372	1,092,635	1,197,112	172,645
Total loans excluding acquired loans	$ 2,152,059	$ 2,215,064	$ 2,075,548	$ 1,933,557	$ 1,809,635
Allowance for loan losses to total loans excluding acquired loans	1.67 %	2.14 %	1.91 %	1.70 %	1.15 %

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 35,911	$ 47,420	$ 39,714	$ 32,947	$ 20,724
Plus: Net discount on acquired loans	13,698	20,412	22,871	25,348	2,580
Total allowance plus acquired loan net discount	$ 49,609	$ 67,832	$ 62,585	$ 58,295	$ 23,304
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,047,618	$ 3,189,436	$ 3,168,183	$ 3,130,669	$ 1,982,280
Plus: Net discount on acquired loans	13,698	20,412	22,871	25,348	2,580
Total loans adjusted for acquired loan net discount	$ 3,061,316	$ 3,209,848	$ 3,191,054	$ 3,156,017	$ 1,984,860
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.62 %	2.11 %	1.96 %	1.85 %	1.17 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Selected Metrics Excluding One-time Acquisition Expenses. The selected metrics excluding one-time acquisition expenses are non-GAAP measures used by management to evaluate the Company's performance. We calculate: (a) noninterest expense excluding one-time acquisition expenses as total noninterest expense less the one-time acquisition expenses; (b) net income (loss) excluding one-time acquisition expenses as net income (loss) plus one-time acquisition expenses, net of taxes; (c) diluted earnings per share excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by the weighted average diluted shares outstanding; (d) return on average assets excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total assets; (e) return on average equity excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total shareholders' equity; and (f) efficiency ratio excluding one-time acquisition expenses as noninterest expense excluding one-time acquisition expenses (as calculated in clause (a)) divided by the sum of net interest income and noninterest income. For noninterest expense excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is noninterest expense. For net income (loss) excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is net income. For diluted earnings per share excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is diluted earnings per share. For return on average assets excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average assets. For return on average equity excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average equity. For the efficiency ratio excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is the efficiency ratio.

We believe that these measures are important to many investors in the marketplace who are interested in changes from period to period in noninterest expense, net income, diluted earnings per share, return on average assets, return on average equity and efficiency ratio with the exclusion of one-time acquisition expenses.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, the selected metrics excluding one-time acquisition expenses:

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
	(Dollars in thousands, except per share data)						
Noninterest Expense Excluding One-time Acquisition Expenses							
Total noninterest expense	$ 23,383	$ 20,675	$ 19,487	$ 21,472	$ 14,372	$ 63,545	$ 44,706
Less: One-time acquisition expenses	17	37	390	1,846	808	444	3,030
Noninterest expense excluding one-time acquisition expenses	$ 23,366	$ 20,638	$ 19,097	$ 19,626	$ 13,564	$ 63,101	$ 41,676
Net Income Excluding One-time Acquisition Expenses							
Net Income (loss)	$ (8,986)	$ 3,631	$ 1,839	$ 2,573	$ 4,079	$ (3,516)	$ 12,866
Plus: One-time acquisition expenses	17	37	390	1,846	808	444	3,030
Less: Tax benefit at the statutory rate	6	13	137	646	283	155	1,061
Addback: Tax expense for non-deductible one-time acquisition expenses	-	-	-	857	-	-	-
Net income (loss) excluding one-time acquisition expenses	$ (8,975)	$ 3,655	$ 2,093	$ 4,630	$ 4,604	$ (3,227)	$ 14,836
Weighted average diluted shares outstanding	36,657	36,613	36,709	36,854	26,551	36,659	26,481
Diluted earnings (loss) per share	$ (0.25)	$ 0.10	$ 0.05	$ 0.07	$ 0.15	$ (0.10)	$ 0.49
Diluted earnings (loss) per share, excluding one-time acquisition expenses	(0.24)	0.10	0.06	0.13	0.17	(0.09)	0.56
Average Total Assets	$ 3,894,127	$ 3,803,832	$ 3,769,424	$ 3,761,050	$ 2,395,556	$ 3,822,722	$ 2,292,928
Return on average assets	(0.92)%	0.38 %	0.20 %	0.27 %	0.68 %	(0.12)%	0.75 %
Return on average assets, excluding one-time acquisition expenses	(0.92)	0.39	0.22	0.49	0.76	(0.11)	0.87
Average Common Shareholders' equity	$ 434,620	$ 435,459	$ 440,745	$ 429,527	$ 301,370	$ 439,993	$ 296,470
Return on average equity	(8.23)%	3.35 %	1.68 %	2.38 %	5.37 %	(1.07)%	5.80 %
Return on average equity, excluding one-time acquisition expenses	(8.22)	3.38	1.91	4.28	6.06	(0.98)	6.69
Net interest income	$ 33,675	$ 33,541	$ 34,228	$ 35,007	$ 21,162	$ 101,444	$ 62,601
Noninterest Income	$ 4,091	$ 3,782	$ 4,155	$ 4,276	$ 2,871	$ 12,028	$ 7,911
Efficiency ratio	61.92 %	55.39 %	50.77 %	54.66 %	59.80 %	56.00 %	63.40 %
Efficiency ratio, excluding one-time acquisition expenses	61.87	55.30	49.75	49.96	56.44	55.61	59.10

Pre-tax, Pre-provision Adjusted Net Income. Pre-tax, pre-provision adjusted net income is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate pre-tax, pre-provision adjusted net income as net income (loss) plus provision (benefit) for income taxes, plus provision for loan losses, plus one-time acquisition expenses. For pre-tax, pre-provision adjusted net income, the most directly comparable financial measure calculated in accordance with GAAP is net income.

We believe that this measure is important to many investors in the marketplace who are interested in understanding the operating performance of the company before provision for loan losses, which can vary from quarter to quarter, and income taxes.

The following table reconciles, as of the dates set forth below, pre-tax, pre-provision adjusted net income:

			For the Quarter Ended				For the Nine Months Ended	
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
				(Dollars in thousands)			
Pre-Tax, Pre-Provision Adjusted Net Income							
Net Income (loss)	$ (8,986)	$ 3,631	$ 1,839	$ 2,573	$ 4,079	$ (3,516)	$ 12,866
Plus: Provision (benefit) for income taxes	(4,831)	2,017	1,057	2,738	2,528	(1,757)	7,576
Plus: Provision for loan losses	28,200	11,000	16,000	12,500	3,054	55,200	5,364
Plus: One-time acquisition expenses	17	37	390	1,846	808	444	3,030
Total pre-tax, pre-provision adjusted net income	$ 14,400	$ 16,685	$ 19,286	$ 19,657	$ 10,469	$ 50,371	$ 28,836